Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 22, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES ANNOUNCES THAT VALLEY HIGH SHAREHOLDERS AND OPTION HOLDERS APPROVE PLAN OF ARRANGEMENT

Vancouver, BC – March 22, 2011 –Levon Resources Ltd. (TSXV: LVN) ("Levon") is pleased to announce that an overwhelming majority of the shareholders of Valley High Ventures Ltd (TSXV: VHV the "VHV Shareholders") and option holders of VHV ("VHV Option holders") who voted today at VHV's annual and special meeting (the "Meeting") have voted to approve the plan of arrangement (the "Arrangement") pursuant to which Levon will acquire all of the issued and outstanding securities of VHV.

On completion of the Arrangement, VHV shareholders will hold approximately 43% of the pro forma outstanding shares of Levon, on a fully-diluted basis.  VHV shareholders will own 100% of a new exploration company, Bearing Resources Ltd. ("Bearing"), which will own all of VHV's assets outside of the Cordero Project (as defined in the January 16, 2011 Arrangement Agreement between VHV, Levon and Bearing), and will have $1.8-million in cash.  For further details on the Arrangement, please see VHV's management information circular dated February 18, 2011 on VHV’s SEDAR profile, and VHV and Levon's joint press release dated January 17, 2011, filed on both the VHV and LVN SEDAR profiles at www.sedar.com.

VHV's application to the Supreme Court of British Columbia to obtain the final court order approving the Arrangement is scheduled for Wednesday, March 23, 2011. Assuming court approval is obtained and that all other conditions to the Arrangement are satisfied or waived, the Arrangement is expected to become effective on or shortly after March 24, 2011.
For further details on the Arrangement, please see the Joint Press Release filed by Levon and VHV on January 17, 2011, available on both of their SEDAR profiles at www.sedar.com.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.